Filed by Seacoast Financial Services Corporation

(Commission File No. 000-25077)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 0-16018

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc., or Seacoast Financial and Sovereign Bancorp, Inc., may not be combined successfully, or such combination(s) may take longer to accomplish than expected; (2) expected cost savings from the Abington merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the Abington merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the Abington merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the Abington merger, which could also have a material adverse effect on the Seacoast Financial/Sovereign merger; (5) the stockholders of Abington may fail to approve the Abington merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial’s, Sovereign’s and Abington’s markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial’s filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast Financial and Sovereign will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Furthermore, Seacoast Financial and Abington have filed and will be filing relevant documents concerning their transaction with the Securities and Exchange Commission, including an amendment to its registration statement on Form S-4. Investors are urged to read the registration statements on Form S-4 containing a prospectus/proxy statement regarding the proposed transactions and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One

Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6000. In addition, documents filed with the SEC by Sovereign can be obtained, without charge, by directing a request to Sovereign Bancorp, Inc., Investor Relations, 1130 Berkshire Boulevard, Wyomissing, Pennsylvania, 19610, telephone (610) 988-0300. In addition, documents filed with the SEC by Abington can be obtained, without change, by directing a request to Abington Bancorp, Inc., 97 Liberty Parkway, Weymouth, Massachusetts 02189, Attn: Corporate Secretary, telephone (781) 682-3400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington’s 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A PRESS RELEASE THAT WAS JOINTLY ISSUED AT APPROXIMATELY 8:51 A.M. EASTERN STANDARD TIME ON JANUARY 26, 2004 BY SEACOAST FINANCIAL SERVICES CORPORATION AND SOVEREIGN BANCORP, INC.

Sovereign to Acquire Seacoast Financial Services Corporation

Transaction extends Sovereign’s presence into affluent, high-growth

Southeastern Massachusetts, positioning it as a very strong alternative to

Bank of America / FleetBoston

Boston, MA and New Bedford, MA, January 26 /PRNewswire / — Sovereign Bancorp, Inc. (“Sovereign”) (NYSE: SOV), parent company of Sovereign Bank with its New England headquarters in Boston, announced today that it has reached a definitive agreement to acquire Seacoast Financial Services Corporation (“Seacoast”) (Nasdaq: SCFS) in an all-stock transaction valued at approximately $1.1 billion. Sovereign will achieve a top 4 market share in each of the five fastest growing counties and the five largest counties in Massachusetts, including the Boston metro market.

Seacoast, proforma for its recently announced acquisition of Abington Bancorp, Inc., is a $5.4 billion asset financial institution. It is the largest independent bank holding company in Massachusetts. Headquartered in New Bedford, Massachusetts, Seacoast has a branch network that spans from the densely populated suburbs outside of Boston to the wealthy coastal areas of Cape Cod, Nantucket and Martha’s Vineyard. Seacoast is the holding company for CompassBank and Nantucket Bank. CompassBank is a $4 billion state chartered bank serving Southeastern Massachusetts through 47 full service branch offices. Nantucket Bank is a $458 million state chartered bank serving Nantucket Island with 3 full service branch offices. Following the completion of the pending acquisition of Abington Bancorp, Inc., Seacoast will add $815 million in assets and 17 branches that stretch from Boston’s Dorchester neighborhood south to Kingston.

“This is a very strategic transaction for us. If you looked at our geographic footprint in Massachusetts before today, this is the one area where we should build our presence. With Seacoast, we will have a strong position in the high-growth, high-income counties of Southeastern Massachusetts. It is a natural extension of our existing franchise,” stated Jay S. Sidhu, Sovereign’s Chairman and Chief Executive Officer. “We are now even better positioned to take advantage of any disruptions caused by the anticipated Bank of America / FleetBoston merger integration. There are 26 Fleet branches with over $1.8 billion in total deposits within a half-mile of a Seacoast branch. Adding Seacoast will certainly help us achieve our goal of attracting $1 billion of deposits and $1 billion of loans from former Fleet customers.”

Sidhu continued, “This acquisition meets our acquisition criteria: it is accretive to earnings per share, it enhances our capital position and it adds to our core franchise. Sovereign’s franchise in Massachusetts cannot be replicated. We see a tremendous opportunity to increase Seacoast’s earnings growth profile. By banking with Sovereign, Seacoast’s customers will soon have access to products and services such as Red Carpet Service guarantees, free checking, cash management, capital markets, commercial lending and government banking. In addition, there are meaningful cost savings due to branch overlap and economies of scale.”

Kevin G. Champagne, President and CEO of Seacoast said, “We are delighted to join forces with Sovereign, a company that shares our strong commitment to its customers, team members, shareholders and the community. Partnering with Sovereign will provide our retail and business customers with an enhanced array of products, and will enable us to continue to deliver outstanding service. Our team members will benefit because they become part of a large and growing organization with a track record as an excellent employer.”

Continued Champagne, “Our board of directors placed great value on Sovereign’s history of superior performance in building shareholder value and its commitment to the communities in which it operates. Together with Sovereign, we will continue to work closely with community based organizations, business leaders, and local governments to build our communities.”

John Hamill, Chairman and Chief Executive Officer of Sovereign’s New England division said, “Since Sovereign entered New England just over three years ago, our core deposits have increased over 25%, commercial loans about 50%, consumer loans over 100% and fee income from retail and corporate businesses by about 75%. With Seacoast and First Essex joining us and bringing over $7 billion in assets under the Sovereign umbrella we look forward to building on our successes.”

Joe Campanelli, President of Sovereign’s New England division, said, “Seacoast’s strong leadership team and dedicated team members have established a solid foundation of positive customer relationships on which to build. The acquisition brings tremendous benefits to Seacoast’s customers. We intend on being a strong community oriented competitor among consumer and business banks”

Similar to Sovereign’s pending acquisition of First Essex Bancorp, the transaction is structured as a fixed exchange ratio with a 10% downside protection collar for Seacoast shareholders. Under the terms of the agreement, shareholders of Seacoast will receive 1.4610 shares of Sovereign common stock if the share price of Sovereign’s common stock equals or exceeds $23.96 per share (the 15-day average market closing price of Sovereign shares on January 23, 2004) following receipt of the requisite shareholder and regulatory approvals. If Sovereign’s share price at such time is less than $23.96 per share, shareholders of Seacoast will receive sufficient shares of Sovereign common stock to provide them with $35.00 of value, but in no event will Seacoast shareholders receive more than a 1.6231 shares of Sovereign stock per share of Seacoast stock.

The merger is subject to approval by various regulatory agencies and Seacoast shareholders. Sovereign anticipates that the transaction will close in the third quarter of 2004.

A live analyst/investor call will be held today, Monday, January 26, 2004, beginning at 10:00 a.m. ET to discuss this transaction. Interested parties can participate by dialing 1-800-464-9103. The analyst/investor call replay can be accessed anytime from 12:00 pm ET on January 26, 2004 through 12:00 a.m. ET on February 2, 2004 by dialing 1-800-642-1687, confirmation ID# 5179253.

An electronic presentation can be accessed beginning Monday, January 26, 2004 at 8:45 am at www.sovereignbank.com =>Investor Relations=>Presentations. The presentation serves as a reference and summary for the live call.

About Sovereign Bancorp

Sovereign Bancorp, Inc., (“Sovereign”) headquartered in Philadelphia, Pennsylvania, is the parent company of Sovereign Bank, a $43 billion financial institution with approximately 530 community banking offices, nearly 1,000 ATMs and about 8,000 team members in Connecticut, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island. Sovereign is among the 25 largest banking institutions in the United States. For more information on Sovereign Bank, visit www.sovereignbank.com or call 1-877-SOV- BANK.

About Seacoast Financial Services Corp.

Seacoast Financial Services Corp., headquartered in New Bedford, Massachusetts, is a financial services company with $4.5 billion in assets operating two subsidiary banks. CompassBank is a Massachusetts chartered savings bank and serves Southeastern Massachusetts through a network of 47 full-service offices, 7 remote ATMs, a customer call center and on-line banking at www.compassbank.com. Nantucket Bank is a Massachusetts chartered savings bank and serves Nantucket Island through 3 full-service offices and on-line banking at www.nantucketbank.com. Seacoast investors seeking more information on this transaction may contact Jim Rice, at 508-984-6102.

-END-

Note:

This press release contains financial information determined by methods other than in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Sovereign’s management uses the non-GAAP measures of Operating Earnings and Cash Earnings, and the related per share amounts, in their analysis of the company’s performance. These measures, as used by Sovereign, adjust net income determined in accordance with GAAP to exclude the effects of special items, including significant gains or losses that are unusual in nature or are associated with acquiring and integrating businesses, and certain non-cash charges. Operating earnings represent net income adjusted for the after-tax effect effects of merger-related and integration charges and the loss on early extinguishment of debt. Cash earnings are operating earnings excluding the after-tax effect of amortization of intangible assets and stock-based compensation expense associated with stock options, restricted stock, bonus deferral plans and ESOP awards. Since certain of these items and their impact on Sovereign’s performance are difficult to predict, management believes presentations of financial measures excluding the impact of these items provide useful supplemental information in evaluating the operating results of Sovereign’s core businesses. These disclosures should not be viewed as a substitute for net income determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

This press release contains statements of Sovereign’s strategies, plans, and objectives, as well as estimates of future operating results for 2004 and beyond for Sovereign Bancorp, Inc. as well as estimates of financial condition, operating efficiencies and revenue generation. These statements and estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company’s operations, pricing, products and services.

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation pending consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc., or Seacoast Financial Services and Sovereign, may not be combined successfully, or such combination(s) may take longer to accomplish than expected; (2) expected cost savings from the Abington merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the Abington merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the Abington merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the Abington merger, which could also have a material adverse effect on the Seacoast/Sovereign merger; (5) the stockholders of Abington may fail to approve the Abington merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial’s, Sovereign’s and Abington’s markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial’s filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Additional Information About the Merger

Sovereign and Seacoast will be filing documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus/proxy statement which will be distributed to stockholders of Seacoast. Investors are urged to read the registration statement and the proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Sovereign and Seacoast, free of charge on the SEC’s Internet site (http://www.sec.gov). In addition, documents filed by Sovereign with the SEC, including filings that will be incorporated by reference in the prospectus/proxy statement, can be obtained, without charge, by directing a request to Sovereign Bancorp, Inc., Investor Relations, 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 (Tel: 610-988-0300). In addition, documents filed by Seacoast with the SEC, including filings that will be incorporated by reference in the prospectus/proxy statement, can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing (Tel: 508-984-6000). Directors and executive officers of Seacoast may be deemed to be participants in the solicitation of proxies from the stockholders of Seacoast in connection with the merger. Information about the directors and executive officers of Seacoast and their ownership of Seacoast common stock is set forth in Seacoast’s proxy statement for its 2003 annual meeting of stockholders, as filed with the SEC on April 15, 2003. Additional information regarding the interests of those participants may be obtained by reading the prospectus/proxy statement regarding the proposed merger transaction when it becomes available. INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.